Mail Stop 6010

April 7, 2008

Kevin Twomey
Executive Vice President and
Chief Financial Officer
Rite Aid Corporation
30 Hunter Lane
Camp Hill, PA 17011

> **Re:** **Rite Aid Corporation**
> **Form 10-K for the Fiscal Year Ended March 3, 2007**
> **Filed April 30, 2007**
> **File Number: 001-05742**

Dear Mr. Twomey:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director